8-2A

Art
8-22-2003



03051164

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eSpeed Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


RECEIVED
MAR - 4 2003
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

FOR OFFICIAL USE ONLY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jeffrey M. Chertoff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to eSpeed Securities, Inc. as of December 31, 2002 are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

CAROLINE A. KOSTER
Notary Public, State of New York
No. 02KO6079234
Qualified in New York County
Commission Expires August 19, 2006

Deloitte & Touche LLP
Two World Financial
New York, New York 414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com



Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of eSpeed Securities, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Securities, Inc. (the "Company") as of December 31, 2002, and the related statements of income, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of eSpeed Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 1, 2003

eSpeed Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Reverse repurchase agreements with related parties	$11,775,680
Other assets	7,235
Total assets	$11,782,915

Liability and Stockholder's Equity

Payable to related parties	$ 4,777,591
Total liability	4,777,591
Stockholder's Equity:	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	999,999
Retained earnings	6,005,324
Total stockholder's equity	7,005,324
Total liability and stockholder's equity	$11,782,915

See notes to financial statements.